UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2011

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 5.02   Election of Directors

(c)   On April 1, 2011, the Board of Directors of American Independence Corp. ("AMIC") elected Ms. Teresa A. Herbert and Messrs. David T. Kettig, Steven B. Lapin and James G. Tatum as directors, thereby increasing the number of directors to nine.

There are no understandings or arrangements between Ms. Herbert and any other person pursuant to which Ms. Herbert was elected to serve as a director of AMIC. Ms. Herbert is the Chief Financial Officer and Senior Vice President of AMIC and her compensation is disclosed in AMIC's annual proxy statement. In addition, Ms. Herbert is the Chief Financial Officer and Senior Vice President of Independence Holding Company, AMIC's controlling stockholder. There is no other relationship between Ms. Herbert and AMIC or any of its affiliates that would require disclosure pursuant to Item 404(a) of Regulation S-K.

There are no understandings or arrangements between Mr. Kettig and any other person pursuant to which Mr. Kettig was elected to serve as a director of AMIC. Mr. Kettig is the Chief Operating Officer and Senior Vice President of AMIC and his compensation is disclosed in AMIC's annual proxy statement. In addition, Mr. Kettig is the Chief Operating Officer and Senior Vice President, and a director, of Independence Holding Company, AMIC's controlling stockholder. There is no other relationship between Mr. Kettig and AMIC or any of its affiliates that would require disclosure pursuant to Item 404(a) of Regulation S-K.

There are no understandings or arrangements between Mr. Lapin and any other person pursuant to which Mr. Lapin was elected to serve as a director of AMIC. Mr. Lapin is an (uncompensated) director of Independence Holding Company, AMIC's controlling stockholder. There is no other relationship between Mr. Lapin and AMIC or any of its affiliates that would require disclosure pursuant to Item 404(a) of Regulation S-K.

There are no understandings or arrangements between Mr. Tatum and any other person pursuant to which Mr. Tatum was elected to serve as a director of AMIC. In accordance with AMIC's customary practices, Mr. Tatum will annually receive approximately $29,500 as compensation for his service as a director. In addition, Mr. Tatum is eligible to receive grants of non-statutory stock options under the Automatic Option Grant Program of AMIC's 2009 Stock Incentive Plan, including an immediate grant of options to purchase 6,667 shares of AMIC common stock. Mr. Tatum is a director of Independence Holding Company ("IHC"), AMIC's controlling stockholder. Mr. Tatum's compensation for his service as a director of IHC is disclosed in IHC's annual proxy statement. There is no other relationship between Mr. Tatum and AMIC or any of its affiliates that would require disclosure pursuant to Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

/s/ *Adam C. Vandervoort*   Date: April 7, 2011
Adam C. Vandervoort
Vice President, General Counsel and Secretary